

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Jonathan S. Wimbish
Chief Financial Officer
NiMin Energy Corp.
1160 Eugenia Place, Suite 100
Carpinteria, California 93013

> **Re:** **NiMin Energy Corp. (Company)**
> **Form 20-F filed October 20, 2010**
> **File No.: 000-54162**

Dear Mr. Wimbish,

In your letter dated October 20, which I received November 15, 2010, you state that the Company, a foreign private issuer, acquired oil and gas properties in Wyoming that constitute a business (Properties) on December 17, 2009 for approximately $27.3 million. Based on information disclosed in your Form 20-F registration statement, it appears this acquisition was significant to the Company in excess of 50%. However, because the financial statements for the Properties are prepared based on US GAAP, you state that the Company has included statements of revenues and direct expenses (audited for the two years ended December 31, 2008; unaudited for the nine months ended September 30, 2009 and 2008) for the Properties in the Form 20-F. You state that it is not practical to obtain full financial statements for the Properties. However, you indicate that the statements of revenues and direct expenses provided for the Properties reflect all costs directly involved with the revenue producing activities of the acquired business and exclude only costs not directly associated, such as overhead.

You state that, for the reasons enumerated in your letter, it is not practicable to obtain full financial statements of the acquired Properties. Therefore, you propose providing Statements of Revenues and Direct Expenses in lieu of full financial statements in full satisfaction of Rule 3-05 of Regulation S-X, as required by Instruction 1 to Item 8 of Form 20-F. Assuming that the Properties were all acquired from the same seller(s) and based on the information provided, we will not object to your proposal. The Company has disclosed in a footnote the nature of the omitted historical expenses, and described the reasons for their omission. The Company should also disclose the amounts of the omitted expenses, if they are known or reasonably available, on an unaudited basis. Also, describe how the financial statements presented are not indicative of the financial condition or results of operations of the acquired Properties going forward due to the changes in the business and the omission of various operating expenses. Include in a footnote, to the extent available, information about the acquired Properties' operating, investing and financing cash flows.

NiMin Energy Corp.
November 16, 2010
Page 2 of 2

The Company is required to furnish the supplementary disclosures described in ASC 932-235-50-3 through 50-11 and ASC 932-235-50-29 through 50-36 (paragraphs 10 through 17 and 30 through 34 of SFAS 69) with respect to the acquired Properties for the years ended December 31, 2007 and 2008 presented. If prior year reserve studies were not made, we will not object to computing the reserves for prior years using only production and new discovery quantities and valuation, in which case there will be no "revision of prior estimates" amounts. You may develop these disclosures based on a reserve study for the most recent year, computing the changes backward. Disclose the method of computation in a footnote.

You note that the acquired Properties are included in the Company's December 31, 2009 balance sheet, including the year-end reserves disclosures, and subsequent interim 2010 financial statements presented in the Form 20-F. The staff will waive the requirement to provide a pro forma statement of operations for the year ended December 31, 2009, if the use of forward-looking information is necessary to meaningfully present the effects of the acquisition. If you continue to provide pro forma operating information in the Form 20-F, limit it to information that is reliably determinable and do not include forward-looking information. Also, disclose how the pro forma statement of operations is not indicative of your operations going forward, because it necessarily excludes various operating expenses.

We encourage you to include forward-looking information regarding the revenues and expenses of the acquired Properties, as reorganized under your corporate structure and management. If furnished, clearly identify it as forward-looking rather than as pro forma. If the forward looking information provided is not in the form of a comprehensive forecast of revenues and net earnings, disclose how revenues and operating efficiencies may vary given the assumptions underlying the forward-looking information that you do provide.

The staff's conclusion is based solely on the information included in your letter and in the Company's Form 20-F. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant